ทะเบียนเลขที่ บมจ. 53

File No. 82-3827


**บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)**

**PTT Exploration and Production Public Company Limited**

*Finance Dept.*
*Tel. 66 (0) 2537-4512*


No. PTTEP 810/ 073 /2002

02028334

Date: Ma



Subject: Evergreen Filing for PTT Exploration and Production Public Co., Ltd. (PTTEP)

Attn: United States Securities and Exchange Commission

To maintain the exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 for foreign private issuers, PTT Exploration and Production Public Company Limited (PTTEP) (File No. 82-3827) would like to provide as follows (s):

- ☐ Annual Report of ____________
- ☐ Financial Statement ____________
- ☐ News Release on ____________
- ☑ Copy of the letter to the Stock Exchange of Thailand dated ____________
  March 27, 2002 " Date and Agendas Announcement for Year 2002 General Shareholders' Meeting"
  March 27, 2002 " The Company's Increase in registered capital and the issuance of warrants to employees"
- ☐ Others ____________



Yours sincerely,

Wanna-arpa P.

Wanna-arpa Pukphibulya
Senior Officer, Investor Relations

dw 4/23

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
**PTT Exploration and Production Public Company Limited**

File No. 82-3827

PTTEP No. 1.810/ 084/2002

*Finance Dept.*
*Tel. 0-2537-4512*

March 27 , 2002

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Date and Agendas Announcement for Year 2002 General Shareholders' Meeting

The Board of Directors of PTT Exploration and Production Public Company Limited at Meeting No.3/2002/195 held on March 26, 2002 passed a resolution to call for the year 2002 General Shareholders' Meeting and its agendas as follows:

| Item | Date | Time |
|---|---|---|
| 1. Closing date of the Company share register | 10 April 2002 (for the right to attend the General Shareholders' Meeting and to receive dividend payment) | 12.00 hrs. until the end of the meeting |
| 2. General Shareholders' Meeting | 30 April 2002 (at the Auditorium, 2nd Floor, PTT Head Office Building, 555 Vibhavadi-Rangsit Road, Chatuchak, Bangkok) | 15.30 hrs. |
| 3. Dividend payment date | 17 May 2002 | - |

The agenda of the 2002 General Shareholders' Meeting are as follows:

Agenda 1 To approve the Minutes of the 2001 General Shareholders' Meeting.

**The Board of Directors' Opinion:** The Minutes should be approved.

Agenda 2 To acknowledge the Company's performance in the 2001 and to approve the 2001 financial statements including the dividend payment to its shareholders of Baht 6 per share.

**The Board of Directors' Opinion:** The Company performance should be acknowledged. The 2001 financial statements and the dividend payment should be approved.

*-2- / Agenda 3...*

Agenda 3 To approve the appointment of new directors in replacement of those who are due to retire by rotation; and to set the directors' remunerations.

**The Board of Directors' Opinion:** The meeting should elect new directors to replace those who are due to retire by rotation (the retired directors may be reelected) and to set the directors' remunerations.

Agenda 4 To appoint the auditor and to set his/her remunerations.

**The Board of Directors' Opinion:** The Auditor for 2002 should be appointed and his/her remunerations should be set in accordance with approval by the Audit Committee.

Agenda 5 To approve the amendment of the Articles of Association, totaling 4 articles.

**The Board of Directors' Opinion:** The meeting should approve the agenda as proposed.

Agenda 6 To approve the issuance and offer of 2,000,000 units of warrants to purchase the Company's ordinary shares to directors, management and employees of the Company in year 2002 and approve the issuance of 2,000,000 new ordinary shares accounting for 0.31% of the company's paid-up capital to be reserved for the exercise of the warrants.

**The Board of Directors' Opinion:** The meeting should approve the agenda as proposed.

Agenda 7 To approve the increase of the company's registered capital from 3,272,000,000 Baht to 3,322,000,000 Baht by issuing new ordinary shares of 10,000,000 shares par value 5 Baht each, total amount of 50,000,000 Baht, reserved for the exercise of the warrants issued and offered to directors, management and employees of the company.

**The Board of Directors' Opinion:** The meeting should approve the proposal to increase the Company's registered capital by issuing new ordinary shares.

Agenda 8 To approve the the allotment of the 2,000,000 newly issued ordinary shares within 2002 for the exercise of right under the warrants issued to directors, management and employees.

**The Board of Directors' Opinion:** The allocation of newly issued ordinary shares should be approved as proposed.

Agenda 9 To approve the amendment of Clause 4 of the Company's Memorandum of Association to be in compliance with the increase of the company's registered capital as follows :

*-3- / Clause 4...*

| | | |
|---|---|---|
| "Clause 4 | Registered capital | : 3,322,000,000 Baht (Baht three thousand three hundred twenty two million) |
| | Divided into | : 664,400,000 Shares (Six hundred sixty four million and four hundred thousand) |
| | Shares of Baht | : 5 (Five Baht) each, and comprising ; |
| | Ordinary shares | : 664,400,000 Shares (Six hundred sixty four million and four hundred thousand) |
| | Preference Shares | : - (-) |

**The Board of Directors' Opinion:** Clause 4 of the Company's Memorandum of Association should be amended as proposed.

Agenda 10 Other business.

Please be informed accordingly.

Yours sincerely,

Chitrapongse Kwangsukstith
President